Exhibit 99.1
LINKTONE REPORTS UNAUDITED SECOND QUARTER
2011 FINANCIAL RESULTS
Linktone Announces $5 Million ADS Repurchase Program
BEIJING, China — August 19, 2011 — Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its financial results for the second quarter ended June 30, 2011.
UNAUDITED RESULTS FOR THE SECOND QUARTER

	Three months ended
US$ million, except for per ADS items	June 30, 2010	March 31, 2011	June 30, 2011

Gross Revenues	$16.9	$13.9	$14.0
Gross Profit	5.8	4.9	4.7
(Loss) from Continuing Operations	(0.8)	(0.5)	(1.1)
GAAP Net Income/(Loss) from Continuing Operations	0.1	0.9	(0.3)
GAAP Net Income/(Loss)	0.1	0.9	(0.3)

GAAP Net Income/(Loss) per ADS (Diluted)	$0.00	$0.02	$(0.01)

Non-GAAP Net Income/(Loss)	0.0	0.9	(0.3)

Non-GAAP Net Income/(Loss) per ADS (Diluted)	$0.00	$0.02	$(0.01)

Cash and cash equivalents as well as short-term investments available for sale totaled $96.3 million, or $2.28 per diluted ADS, as of June 30, 2011, compared with $97.4 million as of March 31, 2011.
Linktone’s financial results for the three months ended June 30, 2011 included the following:
Gross revenues for the second and first quarters of 2011 were comparable. On a year-over-year basis, revenues declined due primarily to constraints implemented by the telecom network operators in the People’s Republic of China (“PRC”) in 2011 regarding SMS services, as well as a decline in revenue from the media content segment experienced by the Company’s majority owned subsidiary InnoForm Group.
GAAP net income declined on a sequential quarter basis as the first quarter of 2011 included gains from: Foreign exchange, reversal of provision against trade receivables, the open market sale of $10 million senior secured notes in Aerospace Satellite (“Aerospace notes”) and higher interest income from a larger holding of Aerospace notes.

“Our second quarter gross revenues were in line with our previous guidance, despite continued pressure in our data-related services business,” said Hary Tanoesoedibjo, Group Chief Executive Officer. “Our overall business in China remains stable, and we are encouraged by the growth we are seeing in the data-related services business in our Indonesia operations. For these reasons, we believe that we are likely to achieve our third quarter outlook of stable revenues even though we expect the telecom network operators in the PRC to continue their policy tightening. To help offset the instability within the PRC mobile market, we remain focused on diversifying our revenue base, enhancing our product offering, and expanding our geographic footprint in strategically targeted locations throughout Asia.”
Linktone also today announced that it plans to resume its American Depositary Share (ADS) repurchase program, approved by its Board of Directors in August 2006. Based on purchases made following the 2006 authorization, the Company has approximately $10 million remaining under this repurchase program. Linktone intends to purchase up to $5 million of ADSs over the next 180 days, with additional purchases to be considered after that time.
The Company plans to purchase ADSs from time to time on the open market. The share repurchase program does not obligate Linktone to purchase any specific amount of its ADSs and may be suspended or extended at any time at the Company’s discretion. The share repurchase program will be implemented and executed in compliance with all relevant laws, rules and requirements relating to the repurchase by the Company of its own shares. This program will be funded from the Company’s available cash and operating cash flow.
SECOND QUARTER REVENUE MIX
Linktone’s second quarter revenue mix includes VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and CRBT), sales of media content, and mobile and PC games. The breakdown of revenue in the second quarter was as follows:

	Three months ended
	March 31, 2011		June 30, 2011
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
Data-related services	$7.1	51%	$7.3	53%
Audio-related services	2.1	15%	2.7	19%
Media content	3.7	27%	3.1	22%
Mobile games	0.6	4%	0.6	4%
PC games	0.4	3%	0.3	2%

Total gross revenue	$13.9	100%	$14.0	100%

The shift in second quarter 2011 revenue mix was primarily related to a decline in media content revenue, partially offset by an increase in IVR revenue from audio-related services.

Data-related services revenue was $7.3 million, representing 53% of gross revenues, compared with $7.1 million, or 51% of gross revenues for the first quarter of 2011. The sequential increase was primarily due to improvement in SMS revenue generated by Linktone’s Indonesia operations. This was partially offset by the decline in SMS revenue from Linktone’s PRC operations, which was impacted by ongoing policy tightening at China Mobile Communications Corporation (“CMCC”) and China United Telecommunications Corporation (“CU”), two of the key telecom network operators with which Linktone partners in the PRC, and a decline in WAP and JAVA revenue.
The breakdown of data-related services revenue in the second quarter was as follows:

	Three months ended
	June 30, 2011		March 31, 2011
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
SMS	$5.6	40%	$6.1	44%
MMS	0.7	5%	0.8	6%
WAP and JAVA	0.8	6%	0.4	3%

Total Data-related services	$7.1	51%	$7.3	53%

• Short messaging services (“SMS”) revenue increased sequentially, primarily due to an $0.8 million improvement from SMS revenue generated by Linktone’s Indonesia operation, which was partially offset by a $0.3 million decline in SMS revenues generated by Linktone’s operations in the PRC.
• Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenues decreased sequentially, primarily due to the decrease in Java services, following the termination of a mobile gaming site by a Chinese telecom network operator.
Audio-related services accounted for 19% of gross revenues, or $2.7 million, compared with 15% of gross revenues, or $2.1 million, for the first quarter of 2011. The sequential quarter increase was primarily due to an increase from IVR revenues, following the strategic initiation of interactive adolescent-focused programs with TV media partners.
The breakdown of audio-related services revenue in the second quarter was as follows:

	Three months ended
	March 31, 2011		June 30, 2011
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
IVR	$1.6	11%	$2.0	14%
CRBT	0.5	4%	0.7	5%

Total Audio-related services	$2.1	15%	$2.7	19%

Media content revenue declined sequentially due to a lack of strong titles from a major studio and continued aggressive competition from parallel imported DVD titles from lower cost distributors.
MARGINS, EXPENSES AND BALANCE SHEET

	Three months ended
US$ million, except for margin items	June 30, 2010	March 31, 2011	June 30, 2011
Gross profit margin	35%	35%	34%
Operating loss margin	(5%)	(4%)	(8%)
Operating expenses	$6.6	$5.5	$5.8
Selling and marketing expenses	2.7	2.2	2.2
Product development expenses	0.7	0.5	0.6
Other general and administrative expenses	3.2	2.8	3.0
Income tax expense/(benefit)	(0.0)	0.1	0.1
The drivers behind Linktone’s key operating benchmarks and changes in balance sheet items for the second quarter of 2011 include the following:
• Gross profit margin decreased by 1 percentage point on a sequential quarter basis, primarily due to lower margins for media content.
• Operating loss margin increased on a sequential quarter basis primarily as a result of higher product development expenses associated with new business development and higher other general and administrative expenses.
• Other general and administrative expenses increased on a sequential quarter basis primarily due to the reversal of provision against trade receivables in the first quarter of 2011. However, it is lower compared with the second quarter of 2010 primarily due to bad debt provision made in the second quarter of 2010 and higher operational efficiency.
• Cash and cash equivalents, as well as short-term investments available for sale, totaled $96.3 million as of June 30, 2011, compared with $97.4 million as of March 31, 2011. The $0.9 million decrease was primarily due to the second payment ($2.0 million) of the purchase consideration for Letang Game Limited, which was offset by $1.1 million of cash inflow generated by operations during the second quarter of 2011.
THIRD QUARTER 2011 OUTLOOK
• For the third quarter ending September 30, 2011, Linktone anticipates gross revenues to be in the range of $12 million to $14 million, including revenues from its VAS services, distribution of licensed products and other services.

USE OF NON-GAAP FINANCIAL MEASURES
The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per diluted ADS included in this press release is set forth after the attached unaudited financial information. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.
As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached unaudited financial information, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.
ABOUT LINKTONE LTD.
Linktone Ltd. (the “Company”) is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.
FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the PRC; changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in the PRC or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Lee Roth or Wendy Sun
linktone@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	June 30,
	2010	2011
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	58,875,399	53,442,499
Restricted cash	573,784	587,181
Short-term investments	33,809,913	42,894,765
Accounts receivable, net	17,889,593	17,132,820
Tax refund receivable	2,767,084	932,393
Inventory	2,304,716	2,640,989
Deposits and other current assets	6,584,246	7,222,743
Deferred tax assets	1,254,529	1,133,139

Total current assets	124,059,264	125,986,529

Property and equipment, net	11,796,390	12,198,825
Intangible assets, net	11,546,227	10,936,440
Goodwill	40,483,355	40,483,355
Non-current assets held for sale	819,578	819,578
Deferred tax assets	72,480	121,693
Other long-term assets	2,499,426	4,003,144

Total assets	191,276,720	194,549,564

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	3,696,039	3,917,348
Accounts payable, accrued liabilities and other payables	24,045,406	23,586,183
Short-term loan	4,191,591	5,353,686
Loan payable
Deferred revenue	402,139	465,307
Deferred tax liabilities	1,078,403	993,586
Total current liabilities	33,413,578	34,316,110
Long-term liabilities
Deferred tax liabilities	1,743,466	1,748,006
Other long term liabilities	2,412,068	871,911

Total liabilities	37,569,112	36,936,027

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,130,130 shares and 421,435,030 shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	42,113	42,144
Additional paid-in capital	137,581,956	137,671,518
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	2,376,723	3,646,067
Cumulative translation adjustments	9,306,938	11,456,484
Accumulated losses	(19,689,371)	(19,134,379)
Non-controlling interest	21,623,084	21,465,538

Total shareholders’ equity	153,707,608	157,613,537

Total liabilities and shareholders’ equity	191,276,720	194,549,564

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	16,871,810	13,942,210	13,953,731	35,829,694	27,895,941
Sales tax	(484,488)	(227,600)	(554,433)	(1,081,203)	(782,033)
Net revenues	16,387,322	13,714,610	13,399,298	34,748,491	27,113,908
Cost of revenue	(10,558,399)	(8,770,399)	(8,649,314)	(23,988,801)	(17,419,713)
Gross profit	5,828,923	4,944,211	4,749,984	10,759,690	9,694,195
Operating expenses:
Product development	(717,857)	(545,191)	(646,967)	(1,538,984)	(1,192,158)
Selling and marketing	(2,705,862)	(2,165,032)	(2,182,177)	(4,803,037)	(4,347,209)
Other general and administrative	(3,227,486)	(2,787,383)	(3,039,046)	(5,250,181)	(5,826,429)
Provisions for impairment	58,628	37,975	38,455	73,276	76,430
Total operating expenses	(6,592,577)	(5,459,631)	(5,829,735)	(11,518,926)	(11,289,366)
(Loss) from continuing operations	(763,654)	(515,420)	(1,079,751)	(759,236)	(1,595,171)
Interest income, net of financial expenses	758,767	913,845	672,107	1,302,014	1,585,952
Other income/(loss)	88,376	490,395	132,440	85,880	622,835
Gain on disposal of investments	—	200,000	—	—	200,000
Income/(Loss) before tax	83,489	1,088,820	(275,204)	628,658	813,616
Income tax benefit/(expense)	14,636	(141,545)	(72,145)	(394,536)	(213,690)
Less: Net income attributable to non-controlling interest	(30,983)	(46,003)	1,069	(65,969)	(44,934)
Net income/(loss) from continuing operations	67,142	901,272	(346,280)	168,153	554,992
Net income/(loss) from discontinued operations	—	—	—	—	—
Net income/(loss)	67,142	901,272	(346,280)	168,153	554,992
Other comprehensive income/(loss):	159,093	399,678	2,810,647	179,897	3,210,325
Comprehensive income/(loss)	226,235	1,300,950	2,464,367	348,050	3,765,317

Basic income / (loss) per ordinary share:
Continuing operations	0.00	0.00	(0.00)	0.00	0.00
Discontinued operations	0.00	0.00	0.00	0.00	0.00
Total net income / (loss)	0.00	0.00	(0.00)	0.00	0.00
Diluted income / (loss) per ordinary share:
Continuing operations	0.00	0.00	(0.00)	0.00	0.00
Discontinued operations	0.00	0.00	0.00	0.00	0.00
Total net income / (loss)	0.00	0.00	(0.00)	0.00	0.00
Basic income / (loss) per ADS:
Continuing operations	0.00	0.02	(0.01)	0.00	0.01
Discontinued operations	0.00	0.00	(0.00)	0.00	0.00
Total net income / (loss)	0.00	0.02	(0.01)	0.00	0.01
Diluted income / (loss) per ADS:
Continuing operations	0.00	0.02	(0.01)	0.00	0.01
Discontinued operations	0.00	0.00	0.00	0.00	0.00
Total net income / (loss)	0.00	0.02	(0.01)	0.00	0.01

Weighted average ordinary shares:
Basic	421,130,130	421,193,281	421,435,030	421,058,885	421,344,065
Diluted	421,420,025	421,285,286	421,435,030	421,410,028	421,422,569

Weighted average ADSs:
Basic	42,113,013	42,119,328	42,143,503	42,105,888	42,134,407
Diluted	42,142,003	42,128,529	42,143,503	42,141,003	42,142,257

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	67,142	901,272	(346,280)	168,153	554,992
Stock based compensation expense	23,054	22,381	37,179	99,969	59,560
Reversal for impairment	(58,628)	(37,975)	(38,455)	(73,276)	(76,430)
Non-GAAP net income/(loss)	31,568	885,678	(347,556)	194,846	538,122

Non-GAAP diluted income/(loss) per share	0.00	0.00	(0.00)	0.00	0.00
Non-GAAP diluted income/(loss) per ADS	0.00	0.02	(0.01)	0.00	0.01
Number of shares used in diluted per-share calculation	421,420,025	421,285,286	421,435,030	421,410,028	421,422,569
Number of ADSs used in diluted per-share calculation	42,142,003	42,128,529	42,143,503	42,141,003	42,142,257